UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                  Under the Securities and Exchange Act of 1934
                              (Amendment No.____)*

                        Pacific Gateway Properties, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   694329-10-3
--------------------------------------------------------------------------------
                                 (CUSIP Number)

  James G. Lewis, General Counsel, Third Capital, LLC, Ninth Floor, 314 Church
               Street, Nashville, Tennessee 37201, (615) 255-3199
--------------------------------------------------------------------------------
   (Name, Address and Telephone Number of Person Authorized to Receive Notices
                               and Communications)

                                  May 16, 1997
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                       SCHEDULE 13D
CUSIP No. 105368-10-4


---------------------------------------------------------------------------------------------------
1        | NAME OF REPORTING PERSON
         | S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
         |
         | Third Capital, LLC
         |
---------------------------------------------------------------------------------------------------
2        | CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                (a)|_|
         |                                                                                  (b)|_|
---------------------------------------------------------------------------------------------------
3        | SEC USE ONLY
         |
---------------------------------------------------------------------------------------------------
4        | SOURCE OF FUNDS*
         |
         |
         | OO
---------------------------------------------------------------------------------------------------
5        | CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2|_|
         |
---------------------------------------------------------------------------------------------------
6        | CITIZENSHIP OR PLACE OF ORGANIZATION
         |
         | Tennessee         |
---------------------------------------------------------------------------------------------------
     Number of      |    7       SOLE VOTING POWER            200,000 (See Items 3 and 5)
       Shares       |
    Beneficially    |
      Owned by      |
        Each        |
     Reporting      |
       Person       |
        With        |
                    |------------------------------------------------------------------------------
                    |    8       SHARED VOTING POWER          None
                    |------------------------------------------------------------------------------
                    |    9       SOLE DISPOSITIVE POWER       200,000 (See Items 3 and 5)
                    |------------------------------------------------------------------------------
                    |   10       SHARED DISPOSITIVE POWER     None
---------------------------------------------------------------------------------------------------





















                                  Page 2 of 7


CUSIP No. 105368-10-4


---------------------------------------------------------------------------------------------------
11      |  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        |
        |  200,000 (See Items 3 and 5)
        |
---------------------------------------------------------------------------------------------------
12      |  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*              |_|
        |
        |
---------------------------------------------------------------------------------------------------
13      |  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        |
        |  5.14% (see item 5)
        |
---------------------------------------------------------------------------------------------------
14      |  TYPE OF REPORTING PERSON*
        |
        |  OO
        |
---------------------------------------------------------------------------------------------------


      This original Schedule 13D Statement is filed on behalf of Third Capital, LLC, a Tennessee limited liability company ("Third Capital"), for the purpose of reporting the ownership by Third Capital of certain rights to acquire shares of common stock, $1.00 par value per share, of Pacific Gateway Properties, Inc.

Item 1. Security and Issuer.
        -------------------

      This Schedule 13D Statement relates to the shares of Common Stock, $1.00 par value per share (the "Shares"), of Pacific Gateway Properties, Inc, a New York corporation ("Pacific Gateway"), which has its principal executive offices at One Rincon Center, 101 Spear Street, Suite 215, San Francisco, California 94105.

CUSIP No. 105368-10-4

Item 2. Identity and Background.
        -----------------------

      (a) The person filing this Schedule 13D is Third Capital, LLC, a Tennessee limited liability company ("Third Capital"). Christopher L. Jarratt is the Chief Manager of Third Capital, LLC.

      (b) Third Capital's principal business address is 314 Church Street, Ninth Floor, Nashville, Tennessee 37201.

      (c) The principal business of Third Capital is to acquire, hold, sell or otherwise invest in all types of real estate and related securities, and to conduct various real estate advisory activities.

      (d)   Negative with respect to Third Capital and its members.

      (e)   Negative with respect to Third Capital and its members.

      (f) Third Capital, LLC is a limited liability company organized under the laws of the State of Tennessee. All members of Third Capital are citizens of the United States of America.

Item 3. Source and Amount of Funds or Other Consideration.
        -------------------------------------------------

     Pursuant  to  the  terms  of  that  certain   Agreement  Re:  Warrants  and
Directorship attached hereto as Exhibit 7.1, in partial consideration for various services rendered by Third Capital for the benefit of Richard M. Osborne, the Richard M. Osborne Trust and the Turkey Vulture Fund XIII, Ltd., the Richard M. Oborne Trust (the "Trust") shall grant to Third Capital the right to purchase from the Trust 200,000 shares of common stock, $1.00 par value, of Pacific Gateway Properties, Inc., a New York corporation, at a price of $5.50 per share; or a total of $1,100,000. The terms of Third Capital's right to purchase are contained in the form Warrant Agreement attached hereto as Exhibit
7.2 (the "Warrant Agreement"). Third Capital's right to purchase the Shares expires on March 20, 2007.

Item 4. Purpose of Transaction.
        ----------------------

     Third Capital acquired the right to purchase common stock for investment purposes only.

     Pursuant  to the  instructions  for  items  (a)  through  (j) of  Item 4 of
Schedule 13D, Third Capital has no present plan or proposal that relate to or would result in any of the following:

      (i)   an   extraordinary   corporate   transaction,   such  as  a  merger,
reorganization or liquidation, involving Pacific Gateway;

CUSIP No. 105368-10-4

      (ii) the sale or disposition of a material amount of assets of Pacific Gateway;

      (iii) a material change in the present capitalization or dividend policy of Pacific Gateway;

      (iv) a material change in the business or corporate structure of Pacific Gateway;

      (v) a change to the Articles of Incorporation or Bylaws of Pacific Gateway or an impediment to the acquisition of control of Pacific Gateway by any person;

      (vi)  the delisting from any national securities exchange of the Shares;

      (vii) a class of equity securities of Pacific Gateway becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or

      (viii)any action similar to any of those enumerated in (i) through (vii) above.

     Third Capital reserves the right to modify its plans and proposals described in this Item 4. Further, subject to applicable laws and regulations, Third Capital may formulate plans and proposals that may result in the occurrence of an event set forth in (i) through (viii) above or in Item 4 of
Schedule 13D.

Item 5. Interest in Securities of the Issuer.
        ------------------------------------

      (a)   According to the most recently  available filing with the Securities
and  Exchange  Commission  by  Pacific  Gateway,   there  are  3,892,596  Shares
outstanding.

         In the event Third Capital exercises all of its rights to purchase Shares under the Warrant Agreements, Third Capital will own 200,000 Shares, or approximately 5.14% of the outstanding Shares. In such event, Christopher L. Jarratt, as Chief Manager of Third Capital, LLC, may be deemed to beneficially own such Shares.

      (b) Christopher L. Jarratt, as Chief Manager of Third Capital, LLC, will have the sole power to vote, or to direct the voting of, and the sole power to dispose or to direct the disposition of, any Shares purchased by Third Capital, LLC.

      (c) During the past 60 days, Third Capital has acquired the right to purchase 200,000 Shares pursuant to the terms of the Agreement Re: Warrants and Directorship, 100,000 Shares on April 19, 1997 and 100,000 Shares on May 16, 1997, each in partial consideration for services rendered.

      (d) No person other than Third Capital and its members have the right to receive or the power to direct the receipt of dividends or the proceeds from the sale of the securities being reported herein.

      (e)   Not Applicable.
                                  Page 5 of 7

CUSIP No. 105368-10-4

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to
        ------------------------------------------------------------------------
        Securities of the Issuer.
        -------------------------

     Except as described in Item 3, Third Capital has no contract, arrangement, understanding or relationship (legal or otherwise) with any person with respect to any security of Pacific Gateway, including, but not limited to, transfer or voting of any securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

Item 7. Material to be Filed as Exhibits.
        ---------------------------------

     Exhibit 7.1  Agreement Re: Warrants and Directorship dated March 12, 1997

     Exhibit 7.2  Form of Warrant Agreement

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: May 19, 1997                 THIRD CAPITAL, LLC


                                    By:  /s/ C. L.  Jarratt
                                       --------------------------------
                                        C. L. Jarratt,  Chief Manager

CUSIP No. 105368-10-4


                                  Exhibit Index
                                  -------------



     Exhibit 7.1  Agreement Re: Warrants and Directorship dated March 12, 1997



     Exhibit 7.2  Form of Warrant Agreement



































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